SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE NINETY-SIXTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Rua Coronel Dulcídio no. 800, city of Curitiba, State of Paraná. 2. DATE AND TIME: December 27, 2010 – 2:00 p.m. 3. PRESIDING BOARD: Léo de Almeida Neves - Chairman; Raul Munhoz Neto – Executive Secretary. 4. AGENDA AND RESOLUTIONS:

I.   The Board of Directors decided to elect, following the orientation of the majority shareholder, taking office on January 1, 2011 and serving the term of office related to the 2009/2011 three-year period, Mr. LINDOLFO ZIMMER as Chief Executive Officer, replacing Mr. Raul Munhoz Neto; Mr. JORGE ANDRIGUETTO JÚNIOR as Chief Engineering Officer, replacing Mr. Edson Sardeto; Mr. JULIO JACOB JÚNIOR as Chief Legal Officer, replacing Mrs. Regina Maria Bueno Bacellar; Mr. PEDRO AUGUSTO DO NASCIMENTO NETO as Chief Distribution Officer, replacing Mr. Vlademir Santo Daleffe; Mrs. YÁRA CHRISTINA EISENBACH as Chief Business Management Officer, replacing Mr. Luiz Antonio Rossafa; Mr. JAIME DE OLIVEIRA KUHN as Chief Generation and Transmission and Telecommunications Officer, replacing Mr. José Danilo Tavares; Mr. RICARDO PORTUGAL ALVES as Chief Financial and Investor Relations Officer, replacing Mr. Rafael Iatauro; and Mr. GILBERTO MENDES FERNANDES as Chief of Environment and Corporate Citizenship Officer, replacing Mrs. Marlene Zannin. The Board of Directors further decided that Mr. Lindolfo Zimmer will compose the Board of Directors as Executive Secretary until the Shareholders’ Meeting that will fill the position left by Mr. Raul Munhoz Neto, who served as Executive Secretary of this Board in view of his position as Chief Executive of the Company.

II. Authorization for calling an Extraordinary Shareholders’ Meeting, to be held on January 28, 2011, to recompose the Board of Directors and Fiscal Council;

5. ATTENDANCE: LÉO DE ALMEIDA NEVES – Chairman; RAUL MUNHOZ NETO – Executive Secretary; LAURITA COSTA ROSA; ROGÉRIO DE PAULA QUADROS; LUIZ ANTONIO RODRIGUES ELIAS; SYLVIO SEBASTIANI; JOÃO CARLOS FASSINA. -----------------------------------------------------------------------

The Minutes of the Ninety-Sixth Extraordinary Board of Directors’ Meeting of Copel were drawn up in the Company’s Book no. 07 registered at the State of Paraná Trade Registry under no. 10/040141-4 on May 14, 2010.

RAUL MUNHOZ NETO

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Raul Munhoz Neto
Raul Munhoz Neto CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.